Filed Pursuant to Rule 253(g)(2)

File No. 024-10659

RISE COMPANIES CORP.

SUPPLEMENT NO. 4 DATED JUNE 24, 2020
TO THE OFFERING CIRCULAR DATED FEBRUARY 28, 2020

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the “Company”, “we”, “our” or “us”), dated February 28, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 28, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Revise various sections in the Offering Circular to provide an update of the impact of COVID-19 on our business as well as updated risk factor disclosure in response to the impact of COVID-19 on real estate markets, the economy and the Company;

●	Disclose the approximate average investment amounts, by account level, for investors that signed up on the Fundrise Platform for investment plans managed by Fundrise Advisors in 2019; and

●	Disclose as an appendix the information contained in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2019.

Revisions to Offering Circular in Response to COVID-19

Impact of COVID-19 on our Business

Given that the majority of our income is derived from the fess we receive from the eDirect Programs we have in the past sponsored, and expect in the future to sponsor, the impact of COVID-19 on the eDirect Programs’ business and operations will have a material impact on our business.

For information regarding the potential impact of the COVID-19 pandemic on the various assets held by the eDirect Programs we sponsor, please see the following links for information that was the subject of previous supplements to our Offering Circular:

●	Blog post titled What You Should Expect from Fundrise During the Next Financial Crisis – originally published in October 2017, this blog post has been republished annually and is re-sent to every new investor within 60 days of their first investment

●	Blog post titled Year-end letter to investors – 2019, published January 16, 2020

●	Blog post titled How We’re Navigating the Global Coronavirus Outbreak, originally published March 11, 2020

●	Investor Letter and Fundrise Stress Test, originally published April 3, 2020

Risk Factors

The additional risk factors included under the section of the Offering Circular entitled “Risk Factors – Risks Relating to Economic Conditions” are as follows:

Global economic, political and market conditions and economic uncertainty caused by the recent outbreak of coronavirus (COVID-19) may adversely affect our business, results of operations and financial condition.

The current worldwide financial market situation, various social and political tensions in the United States and around the world, and the recent public health crisis caused by the novel coronavirus (COVID-19), may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Economic uncertainty can have a negative impact on our business through changing spreads, structures and purchase multiples, as well as the overall supply of investment capital. Since 2010, several European Union, or EU, countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. Additionally, the precise details and the resulting impact of the United Kingdom’s vote to leave the EU, commonly referred to as “Brexit”, are impossible to ascertain at this point. The effect on the United Kingdom’s economy will likely depend on the nature of trade relations with the EU following its exit, a matter to be negotiated. The decision may cause increased volatility and have a significant adverse impact on world financial markets, other international trade agreements, and the United Kingdom and European economies, as well as the broader global economy for some time. Further, there is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets.  Finally, public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19), are expected to increase as international travel continues to rise and could adversely impact our business by interrupting business, supply chains and transactional activities, disrupting travel, and negatively impacting local, national or global economies.  We do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. As a result of these factors, there can be no assurance that we will be able to successfully monitor developments, manage our investments and continue to grow our existing eDirect Programs and successfully sponsor new eDirect Programs and the fee revenues they generate for us in a manner consistent with achieving our investment objectives.

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The COVID-19 pandemic has caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot assure you that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our and our eDirect Programs’ access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings and the ability to grow our business. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately decrease occupancy levels and pricing across our eDirect Programs’ portfolios and may cause one or more of their borrowers or tenants to be unable to meet their debt service or rent obligations to them in full, or at all, or to otherwise seek modifications of such obligations.  In addition, governmental authorities may enact laws that will prevent the eDirect Programs from taking action against borrowers or tenants who do not pay rent.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. Due to the speed with which the situation is developing, we are not able at this time to estimate the effect of these factors on our business, but the adverse impact on our business, results of operations, financial condition and cash flows could be material.

2019 Average Initial Investments

In 2019, the approximate average investment amounts, by account level, for investors that signed up on the Fundrise Platform for an investment plan managed by Fundrise Advisors, are as follows:

●        Starter Plan: $550.00

●        Core Plan: $1,800.00

●        Advanced Plan: $16,200.00

Annual Report on Form 1-K

The following information is contained in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2019 and is included as an appendix to the Offering Circular:

Appendix

TABLE OF CONTENTS

STATEMENT REGARDING FORWARD-LOOKING INFORMATION	3
BUSINESS	4
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	7
DIRECTORS AND OFFICERS	13
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	15
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	17
OTHER INFORMATION	18
INDEX TO FINANCIAL STATEMENTS OF RISE COMPANIES CORP.	19
EXHIBITS	20

Part II.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offering(s)”);

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”);

•	risks associated with breaches of our data security;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);
•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	failure of acquisitions to yield anticipated results;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of Rise Companies Corp. (the “Company”) to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);
•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by the Company;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our offerings and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and

•	changes to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Rise Companies Corp. (“Rise”, “Rise Companies”, “we”, “our”, the “Company”, and “us”) is an online investment technology company that owns and operates a leading web-based, direct investment and origination platform, located at www.fundrise.com (the “Fundrise Platform”). We believe technology-powered investment is a more efficient mechanism than the conventional financial system to invest in real estate and other assets. Enabled by our proprietary technology, we aggregate thousands of individuals from across the country to create the scale of an institutional investor without the high fees and overhead typical of the old-fashioned investment business. Individuals can invest through the Fundrise Platform at ultra-low costs for what we believe is a more transparent, web-based experience. Investors use the Fundrise Platform to potentially earn attractive risk-adjusted returns from asset classes that have previously only been available to high net worth investors and institutions.

We believe that, as our business scales, while our growth may increase in absolute terms, our individual performance metrics on a standalone basis may not reflect our total performance. Accordingly, it may be insufficient to rely solely on any single performance metric as a measurement of our success.

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of Rise Companies, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust of Rise Companies, historically acquired loans from Fundrise Lending and held them for the sole benefit of certain investors that had purchased project-dependent notes (the “Notes”) issued by the Trust that were related to specific underlying loans for the benefit of the investor (collectively, the “Notes Program”).

•	National Commercial Real Estate Trustee LLC, a wholly-owned subsidiary of Rise Companies, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the SEC that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”), is an affiliate of Rise Companies and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise LP.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise Companies, acts as a servicer for our Sponsored Programs (as defined below).

•	RSE Capital Partners, LLC (“RSE Capital Partners”), a wholly-owned subsidiary of Rise Companies, acts as an originator for real estate assets for our Sponsored Programs.

The Company has sponsored the following investment programs:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Income eREIT V, LLC, Fundrise Growth eREIT V, LLC, Fundrise Income eREIT VI, LLC, Fundrise Growth eREIT VI, LLC, and Fundrise Balanced eREIT, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

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•	Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, Fundrise For-Sale Housing eFund – Washington DC, LLC, and Fundrise National For-Sale Housing eFund, LLC are the real estate investment fund programs (the “eFunds”) sponsored by the Company.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund”, the “oFund,” and the “oZone Fund”), make up a tax-advantaged real estate investment fund program offered under Regulation D that is offered through the Fundrise Platform. The eREITs, eFunds, and oFund are hereafter referred to as the “Sponsored Programs.”

Since inception through December 31, 2019, we have originated approximately $1.1 billion in both equity and debt investments deployed across more than approximately $4.9 billion of real estate property, while collecting and processing more than approximately five million investor dividends, distributions, investments and principal repayments since we sponsored our first online investment in 2012. As our business has grown and changed, from initially offering a platform to facilitate the sponsor of investment, to becoming an active sponsor of specific real estate projects, to creating and offering sixteen eREITTM programs, three eFundTM programs, and the Opportunity Fund program, our real estate debt and equity originations over the same period have changed as well. Our originations have increased over the period starting January 1, 2014 and ending December 31, 2019 from approximately $0.9 million to $1.1 billion, an impressive 228% compounded annual growth rate (CAGR).

Through the Fundrise Platform, we reduce upfront fees and costs by eliminating high-fee broker-dealers and investment bankers, while removing the double promote (where sponsors receive returns in more than one place in the distribution waterfall) common with real estate private equity investments.  Our direct online investment model allows us to more efficiently raise capital than through conventional institutional capital avenues.

Other than our co-investments in the Sponsored Programs, we typically do not assume the long-term credit risk of the investments facilitated through the Fundrise Platform.

Our historical measured growth rates in facilitating investments through the Fundrise Platform reflect a deliberate strategy that allowed us to build and develop the various enterprise functions to support our scale, including operations, risk controls, customer support, compliance and technology. Demand from real estate operators and investors will continue to inform our business and investment product decisions, but we have so far refused to compromise the long-term quality of our underwriting to pursue excessive near-term growth rates that we believe would result in investment performance below our standards.

We have achieved the following significant milestones since our founding:

•	In February 2011, we filed a provisional patent application for Systems and Methods for Online Securitization of Illiquid Assets for the Fundrise Platform. This patent is currently pending.

•	In June 2012, we believe we invented online real estate investing when our founders sponsored the first ever online real estate offering under Regulation A (available to all residents of the District of Columbia and the Commonwealth of Virginia) for a property at 1351 H Street NE in Washington, DC.

•	In April 2013, we continued to lead the evolution of online real estate investing, when our founders sponsored the second ever online real estate offering under Regulation A (available to all residents of the District of Columbia and the Commonwealth of Virginia) for a property located at 906 H Street NE in Washington, DC.

•	In March 2014, we continued to lead the evolution of online real estate investing, when our founders sponsored the third ever online real estate offering under Regulation A (available to all residents of the District of Columbia, the Commonwealth of Virginia and the State of Maryland) for a property located at 1539 7th Street NW in Washington, DC.

•	In April 2014, Renren Inc. led our Series A convertible preferred stock (“Series A”) financing round where we raised approximately $24.7 million.

•	In June 2014, we introduced the Notes Program that allowed investors to deploy capital targeting returns tied to select specific real estate assets through a standardized and simplified online investment process.

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•	In February 2015, we sponsored an offering of limited liability company interests in Fundrise 3 World Trade Center, LLC, which owned approximately $2 million worth of Revenue Bonds, Series 2014 (backed by the 3 World Trade Center Project), Class 1, which had been issued by the New York Liberty Development Corporation.

•	In November 2015, we sponsored the first ever online real estate investment trust available to anyone in the U.S. (an eREITTM), Fundrise Real Estate Investment Trust, LLC (the Income eREITTM).

•	For the fiscal year ended December 31, 2015, we earned a cumulative 13% gross annual return for the entirety of the Project Dependent Notes program, which totaled 43 separate underlying real estate assets.

•	In January 2016, we surpassed $100 million in cumulative originations of debt and equity investments across our Sponsored Programs.

•	In February 2016, we sponsored the second eREITTM, Fundrise Equity REIT, LLC (the Growth eREITTM).

•	In September 2016, we indefinitely suspended the Notes Program.

•	In September 2016, we sponsored three additional eREITTM programs, which vary based on geographic focus— Fundrise West Coast Opportunistic REIT, LLC (the West Coast eREITTM), Fundrise Midland Opportunistic REIT, LLC (the Heartland eREITTM), and Fundrise East Coast Opportunistic REIT, LLC (the East Coast eREITTM), each of which is available to anyone in the U.S., allowing investors to make their investment decisions through the online Fundrise Platform.

•	In October 2016, we surpassed $100 million in assets under management under the Sponsored Programs.

•	In December 2016, we surpassed $200 million in cumulative originations of debt and equity investments across our Sponsored Programs.

•	In December 2016, to our knowledge, the Income eREITTM became the first ever issuer to raise $50 million, the maximum amount allowed, pursuant to Regulation A.

•	In December 2016, to our knowledge, the Growth eREITTM became the second ever issuer to raise $50 million pursuant to Regulation A.

•	In February 2017, we initiated an offering of our Class B common shares to investors through the Fundrise Platform, pursuant to Regulation A. By February 28, 2017, we had raised over $14 million in total gross proceeds and sold approximately 2.9 million shares of Class B common stock.

•	In May 2017, we sponsored what we believe were the first and second ever online real estate investment funds available to anyone in the U.S. (eFundTM programs), Fundrise For-Sale Housing eFund - Los Angeles CA, LLC (the LA eFundTM) and Fundrise For-Sale Housing eFund - Washington DC, LLC (the DC eFundTM ).

•	In June 2017, Fundrise Advisors, LLC launched a goal-based investing feature that allowed investors to allocate their investment according to different investment objectives.

•	In September 2017, we surpassed $200 million in assets under management under the Sponsored Programs.

•	In September 2017, we partnered with Millennium Trust Company to allow investors to invest IRA balances in our diversified commercial real estate investments through the Sponsored Programs.

•	In November 2017, Fundrise Advisors, LLC launched an “auto-invest” feature, which allows investors to schedule recurring contributions to their accounts.

•	In April 2018, we surpassed $300 million in assets under management under the Sponsored Programs.

•	In July 2018, we sponsored Fundrise Opportunity Fund, LP, a Regulation D investment vehicle designed to leverage the novel suite of tax benefits being offered through the new Opportunity Zone program, which was established with the passage of the Tax Cuts and Jobs Act in 2017, and whose stipulations are promulgated in Internal Revenue Code sections 1400Z-1 and 1400Z-2. Open to accredited investors, the fund is designed to deploy rollovers of eligible capital gains toward investments in real estate assets located in various qualified Opportunity Zone census tracts throughout the nation. The vehicle is among the first Opportunity Funds to launch, and intends to offer what we believe to be industry-leading fees and reporting transparency.

•	In July 2018, we surpassed 50,000 investors on the Fundrise Platform.

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•	In July 2018, we surpassed approximately $500 million in cumulative originations of debt and equity investments across our Sponsored Programs.

•	In August 2018, we sponsored two additional eREIT programs: Fundrise Growth eREIT II, LLC and Fundrise Income eREIT II, LLC, available to anyone in the U.S.

•	In August 2018, Fundrise earned position #35 on Inc.’s 2018 list of the 5,000 fastest growing companies in the US and #1 in the financial services category.

•	In September 2018, we surpassed $400 million in assets under management under the Sponsored Programs.

•	In November 2018, we surpassed $500 million in assets under management under the Sponsored Programs.

•	In April 2019, we surpassed 75,000 active investor accounts on the Fundrise platform and $600 million of assets under management under the Sponsored Programs.

•	In April 2019, we launched the Fundrise iOS mobile application.

•	In August 2019, we surpassed 100,000 active investor accounts on the Fundrise Platform.

•	In January 2020, we surpassed $1 billion in assets under management in the Sponsored Programs.

•	In February 2020, we launched the Fundrise Android mobile application.

Our office is located at 11 Dupont Circle NW, Suite 900, Washington, D.C. 20036. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com.

As of April 29, 2020, we had one hundred and twenty-four (124) employees, most of whom are located at our main office in Washington, DC.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular filed with the SEC on February 28, 2020, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see Statement Regarding Forward Looking Information. Unless otherwise indicated, the results discussed below are as of December 31, 2019.

Offering Results

The Company has offered and continues to offer, up to approximately $23 million of its Class B Common Stock. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2019, we have raised approximately $59.7 million in our previous offerings pursuant to our Offering Statement that was qualified on January 31, 2017 (2,000,000 shares of Class B Common Stock) and subsequent post-qualification amendments that were qualified on February 15, 2017 (1,000,000 shares), July 28, 2017 (2,000,000 shares) and August 22, 2018 (5,000,000 shares).  The total number of shares of our Class B Common Stock that were qualified in our prior offering was 10,000,000, which were offered and sold at varying prices as set forth below and resulted in aggregate sales, as of December 31, 2019, of 9,237,653 Class B common shares with gross proceeds of approximately $59.7 million.  We refer to the information below collectively as the “Prior Offering Results.” On February 28, 2020, the SEC qualified our most recent offering circular in which we are continuing to offer up to 2,598,884 Class B common shares at a purchase price of $8.87 per share.

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Prior Offering Results

Effective Date of Price per Share	Price Per Share	Number of Class B Common Shares Sold	Offering Proceeds
January 31, 2017	$5.00	2,884,129	$14,420,645.00
July 28, 2017	5.50	699,880	3,849,340.00
January 27, 2018	6.00	649,781	3,898,686.00
May 22, 2018	6.30	240,589	1,515,710.70
July 23, 2018	6.60	522,878	3,450,994.80
October 19, 2018	6.90	814,870	5,622,603.00
January 31, 2019	7.30	1,073,480	7,836,404.00
May 3, 2019	7.67	457,898	3,512,077.66
July 26,2019	8.05	1,029,649	8,288,674.45
October 18, 2019	8.45	864,499	7,305,016.55
Totals (December 31, 2019)	---	9,237,653	$59,700,152.16

Shares are currently offered and are sold on a continuous basis only to existing investors in the Sponsored Programs. The funds received from the issuance of our Class B common stock are a primary source of capital for our operating expenditures.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements contained in this report, for a more thorough discussion of our accounting policies and procedures.

Reconsideration Event

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-2, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU 2015-2 provides a revised consolidation model for all reporting entities to use in evaluating whether they should consolidate certain legal entities. All legal entities will be subject to reevaluation under this revised consolidation model. The revised consolidation model, among other things, (i) modifies the evaluation of whether certain legal entities are variable  interest entities (“VIEs”) or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. Under the revised consolidation model, the Company continuously evaluates the status of its relationship to certain entities that it consolidates.

Prior to January 31, 2019, the Company consolidated its Sponsored Programs under ASU 2015-2 due to the Company having entered into, on October 31, 2017, a second amended and restated promissory grid note (the “Promissory Grid Note”), as borrower, with Fundrise LP, as the lender, with a revolving line of credit in the aggregate principal amount of $10.0 million. The Promissory Grid Note expired on January 31, 2019. As a result, the Company had a reconsideration event related to the variable interests it held in the Sponsored Programs. As a result of this assessment, the Company has deconsolidated the Sponsored Programs from its consolidated financial statements effective as of January 31, 2019. The deconsolidation of these entities had the following impact on the consolidated balance sheets as of January 31, 2019:

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	As of January 31, 2019	Impact of deconsolidation of Sponsored Programs	As adjusted, January 31, 2019
Number of entities consolidated through variable interests	12	(11)	1
Total assets	$519,780	$(475,927)	$43,853
Total liabilities	$23,437	$(11,732)	$11,705
Accumulated deficit of Rise Companies Corp.	(47,538)	10,869 (1)	(36,669)

(1)	This adjustment to the accumulated deficit of Rise Companies is reported as a gain on the consolidated statements of operations in the year ended December 31, 2019.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASUs”) that may have an impact on our financial statements. See Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements, in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We generate revenues from origination and acquisition fees, servicing fees, net interest income on our commercial real estate investments, investments in the development and rental, or development and sale of for-sale housing, and asset management fees. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition in the financial statements for further detail.

Results of Operations

Revenue

 For the years ended December 31, 2019 and 2018, our total revenue attributable to Rise Companies, net of intercompany eliminations, was approximately $15.1 million and $2.4 million, respectively, representing a year-over-year increase of 529%. The increase was primarily due to an increase in origination fee, asset management fees, and the deconsolidation of the Sponsored Programs, which resulted in no longer eliminating or deferring revenue from the Sponsored Programs.

Origination and acquisition fees, net

For the years ended December 31, 2019 and 2018, respectively, our gross origination and acquisition fee revenue was $9,000,000 and $5,743,000, representing a year-over-year increase of approximately 57%.

For the years ended December 31, 2019 and 2018, respectively, our net origination and acquisition fees revenue was $8,944,000 and $972,000, after intercompany eliminations of approximately $42,000 and $1,859,000, and $14,000 and $2,912,000, respectively, of revenue deferred.

Asset management fees, net

For the years ended December 31, 2019 and 2018, respectively, net asset management fees earned by Fundrise Advisors were approximately $4,026,000 and $2,807,000, representing a year-over-year increase of approximately 43%. The fees earned in 2018 through January 31, 2019 were intercompany transactions that were eliminated in consolidation.

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Advisory fees, net

For the years ended December 31, 2019 and 2018, respectively, net advisory fees earned by Fundrise Advisors were approximately $634,000 and $321,000, representing a year-over-year increase of approximately 98%.

Interest income

For the years ended December 31, 2019 and 2018, respectively, we earned approximately of $989,000 and $1,123,000 of interest income, representing a year-over-year decrease of approximately 12%.

Expenses

Our operating expenses consist of sales and marketing, origination and servicing, engineering and product development, facilities and office expense, professional fees expense, depreciation and amortization expense, and other general and administrative expenses.

Sales and Marketing

Sales and marketing expenses consist primarily of engagement and enrollment of investors in our Sponsored Programs, including costs attributable to marketing and selling our products. This includes costs of building general brand awareness, and salaries and benefits expenses related to our investments and marketing teams.

Sales and marketing expenses were approximately $17,968,000 and $12,046,000 respectively, for the years ended December 31, 2019 and 2018, an increase of 49%.

Origination and Servicing

Origination and servicing expenses consist primarily of costs attributable to activities that most directly relate to the origination and servicing of real estate investments for real estate operators that are borrowers from or joint-venture partners with our Sponsored Programs, and of the salaries and benefits expenses of our real estate team.

Origination and servicing expenses were $3,917,000 and $2,746,000, respectively, for the years ended December 31, 2019 and 2018, an increase of 43%. The increase was primarily due to an increase in headcount in our real estate underwriting and origination teams.

Engineering and Product Development

Engineering and product development expenses consist primarily of salaries and benefits expense for our engineering and product management teams that are not capitalized as Internal-use software. These teams work on the development and maintenance of the Fundrise Platform.

Engineering and product development expense was $2,822,000 and $1,870,000, respectively, for the years ended December 31, 2019 and 2018, an increase of 51%. The increase was driven by a decrease in headcount in our engineering and software development teams.

We capitalized approximately $3,727,000 and $2,166,000 million for the years ended December 31, 2019 and 2018, respectively in software development costs.

General and Administrative

General and administrative expenses consist primarily of facilities and office expenses, professional fees, depreciation and amortization expense, salaries and benefits for our accounting, legal, and operations teams, stock-based compensation for all eligible employees, and other miscellaneous expenses.

Facilities and office expenses were $1,895,000 and $768,000, for the years ended December 31, 2019 and 2018, respectively, an increase of 147%. The increase was largely due to our growth as a company and costs leading up to our relocation to new office space in June 2019.

Professional fee expense was $1,220,000 and $1,128,000, for the years ended December 31, 2019 and 2018, respectively, an increase of 8%.

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Depreciation and amortization expense was $1,228,000 and $1,003,000, for the years ended December 31, 2019 and 2018, respectively, an increase of 22%.

General and administrative expenses were $4,369,000 and $2,876,000, for the years ended December 31, 2019 and 2018, respectively, an increase of 52%. The increase was primarily due an increase in headcount in our accounting, legal, and operations teams.

Key Factors Affecting Our Performance

Investment in Long-Term Growth

The core elements of our growth strategy include enrolling new investors, broadening our origination capabilities, enhancing our technology infrastructure, expanding our product offerings, and extending customer lifetime value. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing, technology, and origination expenses. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

Real Estate Originations

We originate our Sponsored Programs’ real estate investments with the Fundrise Platform and through our in-house real estate team, RSE Capital Partners. We generate revenue from origination fees paid by real estate operators and joint-ventures in connection with debt and equity investment originations. We believe originations are a key indicator of the growth rate of our marketplace, credibility of our brand, scale of our business, strength of our network effect, and economic competitiveness of our products and future growth. Real estate originations have increased significantly over time due to the increased awareness of our brand, our high real estate operator and investor satisfaction rates, the effectiveness of our acquisition channels, a strong track record of investment performance and the expansion of our capital base. Factors that could affect debt and equity investment originations include the interest rate and economic environment, the competitiveness of our cost of capital, the success of our operational efforts to balance demands from investors and real estate operators, our ability to develop new products or enhance existing products for real estate operators and investors, the success of our sales and marketing initiatives and the success of developing relationships with real estate operator and acquiring and retaining investors.

Investors provide the equity capital in our Sponsored Programs through the use of the Fundrise Platform for our real estate investments. Our model is built specifically to leverage the economies of scale created by the internet to cut out excessive fees, while also lowering execution costs and reducing both time and manual resources. Our end-to-end integrated web-platform transforms the real estate origination, underwriting, funding, and servicing processes, replacing expensive sales and management teams with online applications, implementing data driven decision making, and automating transactions through payment processing APIs (application programming interfaces).

Liquidity and Capital Resources

Since inception through December 31, 2019, we have financed our operations primarily through offerings of our equity securities. As of December 31, 2019 and 2018, respectively, we had cash and cash equivalents of approximately $29.2 million and $22.3 million.

We believe that our current capital position is sufficient to meet our current liquidity needs for at least the next 12 months, however, there can be no assurance that our current capital position will meet our liquidity needs for that period.

As of December 31, 2019 and 2018, respectively, we do not have any material commitments for capital expenditures; nor did we enter into any in the interim period between December 31, 2019 and the time of this filing.

Fundrise, LP – Sidecar Investment Fund

As part of the 2014 Series A financing round, we raised a $10 million sidecar private fund called Fundrise LP, which was formed to provide warehousing and financing support to assets originated and facilitated by the Fundrise Platform.

Fundrise LP had issued a $10 million promissory grid note, which has since expired as of January 31, 2019, to the Company as a means to provide liquidity during capital raising periods for the Company and its affiliates.

Corporate Debt

As of December 31, 2019 and 2018, we had no material corporate debt.

In April 2020, we applied for and received approximately $2.8 million in a loan funding from the Paycheck Protection Program (“PPP”) established pursuant to the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and administered by the U.S. Small Business Administration (“SBA”). See Note 17, Subsequent Events, included in the financial statements contained in this report, for more information.

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Outlook and Recent Trends

The nation has entered a period with a high degree of uncertainty and volatility as a result of the impact of the novel coronavirus (COVID-19). Although it almost definitely means a period of economic distress, broadly speaking, we believe the Company is well positioned to withstand potential economic shocks and a slowdown in the United States economy. Arguably, the most critical measure during the coming period of adversity is the performance of the Fundrise real estate portfolio, because such performance will affect, among other things, the Company's ability to continue to raise additional capital in the Sponsored Programs. We believe the portfolio is strongly fortified, for the following key reasons:

•	Approximately 85% of the real estate portfolio owned by the Sponsored Programs is invested in residential property. Housing, like food, is a basic good rather than a discretionary expense so should perform more resiliently in a downturn.
•	The Sponsored Programs’ equity ownership in stabilized apartments has an average debt service coverage ratio of more than 1.75x on a simple average. In other words, the economic vacancy would need to increase from the recent 6.5% average as of February 2020, to approximately 30% economic vacancy before appreciable debt service payment shortfalls would occur.
•	The remaining residential real estate investments owned by the Sponsored Programs are either structured as senior loans or preferred equity, typically with more than 15-20% equity junior to our investments, which provides a meaningful cushion from loss.
•	The portfolio of single family rental and for-sale homes owned through the eFunds carry zero property debt and are almost entirely located in urban infill Los Angeles and Washington, D.C., which we believe remain strongly positioned residential markets.
•	Commercial properties represent about 15% of the real estate portfolio of the Sponsored Programs but generally carry zero property debt, except only in a small handful of deals at about 50% loan to value (LTV). The commercial properties are largely located in urban infill locations of the major metro markets of Los Angeles and Washington, D.C., which we believe remain strongly positioned commercial markets.
•	As of April 16, 2020, we believe only four investments across over 200 properties owned by the Sponsored Programs may require more meaningful work outs, together constituting approximately 1% of the total equity investments.
•	Lastly, across the approximately $1 billion of assets under management, although it varies meaningfully for each Sponsored Program, in total the Sponsored Programs hold and have access to approximately 15% in cash and money market reserves in case of potential debt service shortfalls or capital needs at their properties.

In summary, we believe that the Fundrise real estate portfolio owned by the Sponsored Programs is well invested and has a substantial margin of safety if the United States economy continues to deteriorate. As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential negative impact on investment returns, origination and acquisition fees, asset management fees, and advisory fees. The Company is unable to quantify the impact COVID-19 may have on its financial results at this time.

The coronavirus pandemic is by definition a black swan in that it was nearly impossible to foresee coming before January 2020. Yet, although the pandemic itself was unpredictable, we have been concerned for some time that the financial markets were overheated.  For example, in last year’s market outlook, we wrote:

“However, we are wary of the long-sustained bull stock market, as the current economic cycle has been in expansion for more than approximately ten years. The Federal Reserve monetary policy has begun to tighten, which historically has occurred in the later stages of US economic cyclical growth. The resiliency of our direct-to-investor online investment model is likely to be tested during the next financial downturn. We believe our investment model will provide good risk-adjusted returns for our investors, and that our track record in such a downturn will be one of the most important aspects of the long-term success of the Company.”

These words could not be more true. Author Tim Marshall once wrote, “All great nations spend peacetime preparing for the day war breaks out.” For the past few years, the Company has been preparing for a downturn. The current period of financial and humanitarian crisis throughout the world is far more dire than almost anyone envisioned, but we believe our long years of preparation will prove out the deliberate execution of management and fulfill the Company’s core purpose: to demonstrate the benefits of democratizing access to institutional real estate in order to provide a more stable, potentially better alternative for individuals to the status quo financial system.

Off-Balance Sheet Arrangements

As of December 31, 2019 and 2018, we had no off-balance sheet arrangements.

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Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 15, “Related Party Transactions” in our financial statements.

Item 3.	Directors and Officers

As of December 31, 2019 our directors, executive officers and significant employees are as follows:

Name	Age	Position	Term of Office
Directors and Executive Officers

Benjamin S. Miller	43	Director, Chief Executive Officer, Interim Chief Financial Officer and Treasurer	March 2012
Brandon T. Jenkins	34	Director, Chief Operating Officer	March 2012
Joseph Chen	50	Independent Director	April 2014
Tal Kerret	49	Independent Director	April 2014
Haniel Lynn	50	Independent Director	March 2017
Kenneth J. Shin	40	Chief Technology Officer	March 2012
Bjorn J. Hall	39	General Counsel, Chief Compliance Officer, and Corporate Secretary	February 2014
Chris Brauckmuller	33	Chief Product Officer	September 2018
Significant Employees
King Davidson	38	Senior Vice President, Real Estate	May 2015
Kendall Davis	31	Senior Vice President, Investments	June 2014

All of our executive officers and significant employees work full-time for us.  There are no family relationships between any director, executive officer or significant employee.  During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Benjamin S. Miller has served as our Chief Executive Officer and Director since our inception in March 2012, and, since October 2015, has served as our Interim Chief Financial Officer and Treasurer. Prior to serving as our Chief Executive Officer, Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation, one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins has served as a Director since October 2015, and as our Chief Operating Officer since February 2014, prior to which time he served as our Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Mr. Jenkins spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Mr. Jenkins also worked for Westfield Corporation, a leading shopping center owner. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Joseph Chen has served as a Director since April 2014. Mr. Chen is the founder of Renren Inc. Before founding Renren Inc., Mr. Chen was the co-founder, chairman and chief executive officer of ChinaRen.com, a first-generation SNS in China and one of China’s most visited websites in 1999. Mr. Chen served as senior vice president for Sohu.com after ChinaRen.com was acquired by Sohu.com in 2000. Mr. Chen holds a bachelor’s degree in physics from the University of Delaware, a master’s degree in engineering from the Massachusetts Institute of Technology, and a M.B.A. degree from Stanford University. Our board of directors has determined that Mr. Chen would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Tal Kerret has served as a Director since April 2014. Mr. Kerret is President of Silverstein Properties, Inc. (“SPI”), where he is responsible for managing and monitoring the company’s portfolio of assets, devising strategies for growth and acting as a liaison with investors.  Mr. Kerret also oversees some of the day-to-day operations of the company. Mr. Kerret joined SPI, in 2011, as Executive Vice President. He launched Silver Suites Offices at 7 World Trade Center, and oversees Silver Suites Residences at Silver Towers.  In January 2013, Mr. Kerret was promoted to Chief Investment Officer of SPI. Prior to joining SPI, Mr. Kerret was Chairman and Co-Founder of Oberon Media, Inc., the leading casual games platform and solution provider established in 2003. Prior to co-founding Oberon Media, Inc., Mr. Kerret was CEO and co-founder of RichFX, an e-commerce technology infrastructure company, for seven years. Prior to RichFX, Mr. Kerret served as an officer in the Israeli Defense Forces for six years. Mr. Kerret holds degrees in Mathematics and Computer Science from the Tel Aviv University. Our board of directors has determined that Mr. Kerret would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

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Haniel Lynn has served as a Director since March 2017. Mr. Lynn is the Chief Executive Officer of Kastle Systems International, the industry leader in managed security solutions. Mr. Lynn was formerly group president of CEB, now Gartner, a global best practices insights and technology company from 2014 until August 2017 and was a member of CEB’s executive leadership team from 2005. Mr. Lynn had global responsibility for CEB’s best practices and decision support business. From 2005 until 2014, Mr. Lynn led the CEB Sales, Marketing, and Communications and Financial Services practices and the Digital Products and Innovation team. Mr. Lynn joined CEB in 2001 as a managing director in the new product development group, and he later added responsibility for leading CEB’s solutions business. Prior to joining CEB, Mr. Lynn was vice president of business development and strategy at LYTE, Inc., where he developed the business and operating model, led partnership development activities, and raised capital to support the growth of the early-stage company. Prior to LYTE, Mr. Lynn was a consultant with McKinsey & Company, providing counsel on marketing, strategy, operations, and organization design issues. Mr. Lynn holds a BSE from the University of Pennsylvania and an M.B.A. from the Wharton School of the University of Pennsylvania. Our board of directors has determined that Mr. Lynn would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Kenneth J. Shin has served as Chief Technical Officer since our inception in March 2012. Previously, Mr. Shin has consulted for Fortune 500 clients in financial services and technology, including Fannie Mae, Oracle, Lockheed Martin and Computer Science Corporation. Mr. Shin has also consulted for government clients including the Federal Bureau of Investigation, Department of Defense and NATO. Mr. Shin earned his Bachelor of Science in Computer Science Engineering from the University of Pennsylvania.

Bjorn J. Hall has served as our General Counsel, Chief Compliance Officer, and Corporate Secretary since February 2014. Prior to becoming our General Counsel, from February 2008 to February 2014, Mr. Hall served as a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Prior to O’Melveny, from September 2006 to February 2008, Mr. Hall served as an associate at the law firm Venable, LLP, where he was a member of the Transactions Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

 Chris Brauckmuller has served as our Chief Product Officer since September 2018, and was previously the Director of Design and Creative since December 2012. From March 2010 to December 2012, Mr. Brauckmuller ran his own independent interactive design studio, during which time he was regularly engaged by the Company on a contract basis. From August 2009 to March 2010, Mr. Brauckmuller was employed as an interactive designer at 352 Media Group (now 352 Inc.), based in Gainesville, Florida, where he led design efforts on accounts ranging from local businesses to the Fortune 500, including Microsoft and BAE Systems. Mr. Brauckmuller received a Bachelor of Arts degree from the University of Florida.

Alex King Davidson has served as Senior Vice President of Real Estate since May 2015. Previously, Mr. Davidson has worked in real estate development with the national developer Opus Corporation, real estate investment and acquisitions with Clark Enterprises and investment banking with Bank of America Merrill Lynch. Mr. Davidson has a Master of Business Administration from the University of Virginia, Master of Science in Real Estate from Johns Hopkins University and Bachelor of Arts from Washington and Lee University.

Kendall Davis has served as Senior Vice President of Investments, and has led our investments team since June 2014. From June 2011 through June 2014, Ms. Davis worked at Citigroup, initially in Structured Credit and Interest Rate Derivative Sales from June 2011 until May 2013, then subsequently as part of the Hedge Fund & Alternatives Initiative group within the Citi Private Bank from May 2013 until June 2014. Ms. Davis is a 2011 graduate of the University of Virginia with honors in Political Philosophy, Policy & Law.

Election of Directors

Our board of directors is comprised of five (5) members. The holders of outstanding Class A Common Stock, Class F Common Stock and Class M Common Stock are entitled to elect two directors at any election of directors. So long as at least 2,500,000 shares of Series A Preferred Stock remain outstanding, the holders of such shares of Series A Preferred Stock are entitled to elect one director at any election of directors. The remaining directors are elected by holders of Series A Preferred Stock (voting on an as-converted basis) and Class A Common Stock, Class F Common Stock and Class M Common Stock, voting as a single class. Since May 30, 2017, there were no longer any shares of Class M Common Stock outstanding.

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Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Messrs. Chen, Kerret and Lynn do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors would qualify as “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market LLC, if such rules applied to us. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in “Item 5 - Interest of Management and Others in Certain Transactions.”

Compensation of Our Directors and Executive Officers

For information regarding the compensation of our directors and executive officers, please see “Compensation of Our Directors and Executive Officers” in our latest Offering Circular filed with the SEC on February 28, 2020 here.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding capital stock as of December 31, 2019 for the following: (i) each of our directors and executive officers, (ii) all persons who are our directors and executive officers as a group and (iii) any person who is known by us to be the beneficial owner of more than 10% of any class of our outstanding capital stock.

We calculated percentage ownership based on 30,101,258 shares of our capital stock outstanding as of December 31, 2019, which consisted of 2,454,706 shares of Class A Common Stock, 9,143,409 shares of Class B Common Stock, 10,000,000 shares of Class F Common Stock, and 11,865,046 shares of Series A Preferred Stock outstanding. In computing the beneficial ownership of outstanding shares of Class A Common Stock, we deemed a person to be the beneficial owner of all restricted shares of Class A Common Stock that were issued to such person under our 2014 Stock Option and Grant Plan regardless of whether such shares have vested, as our 2014 Stock Option and Grant Plan provides that, unless we provide otherwise, a grantee of restricted shares of Class A Common Stock shall be entitled to vote such shares regardless of whether such shares have vested.

To our knowledge, except as set forth in the footnotes below, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of our common stock or Series A Preferred Stock shown as beneficially owned by that stockholder. Unless otherwise indicated, the address for each person named in the table below is c/o Rise Companies Corp., 11 Dupont Circle NW, Suite 900, Washington, DC 20036.

	Class A		Class B		Class F		Class M		Series A Preferred(1)		Voting Power
Name of Beneficial Owner	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Series	% of Common Stock(2)	% of All Capital Stock(3)
10% Stockholders
Oak Pacific Investment	—	—	—	—	—	—	—	—	11,865,046	100.0%	—	6.9%
Daniel S. Miller(4)	—	—	—	—	5,000,000	50.0%	—	—	618,236	5.2%	48.8%	43.7%
Beneficial Ownership Group Created by Voting Agreement(6)	122,900	5.0%	—	—	10,000,000	100.0%	—	—	11,865,046	100.0%	97.7%	87.6%

Executive Officers and Directors
Benjamin S. Miller(7)	—	—	1,200	*	5,000,000	50.0%	—	—	618,236	5.2%	48.8%	43.7%
Brandon T. Jenkins(5)	450,000	18.3%	—	—	—	—	—	—	—	—	*	*
Kenneth J. Shin(5)	650,000	26.5%	200	*	—	—	—	—	—	—	*	*
Bjorn J. Hall(5)	250,000	10.2%	—	—	—	—	—	—	—	—	*	*
Chris Brauckmuller(5)	250,000	10.2%	—	—	—	—	—	—	—	—	*	*
Joseph Chen	—	—	—	—	—	—	—	—	—	—	—	—
Tal Kerret(5)	122,900	5.0%	—	—	—	—	—	—	84,931	*	*	*
Haniel Lynn	—	—	—	—	—	—	—	—	22,860	*	—	*
Executive officers and directors as a group (8 persons)	1,722,900	70.2%	—	—	5,000,000	50.0%	—	—	726,027	6.1%	50.5%	45.2%

* Represents beneficial ownership of less than 1%.

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(1)	Oak Pacific Investment (“OPI”) is a record owner of 7,856,395 shares of Series A Preferred Stock (which amounts to 66.2% of the outstanding shares of Series A Preferred Stock), and certain other holders, some of which are listed in the table above, are record owners of the remaining outstanding shares of Series A Preferred Stock. However, pursuant to the Voting Agreement described in footnote 6 below, OPI is deemed to be the beneficial owner of 100.0% of the outstanding shares of Series A Preferred Stock because, as a majority owner of the outstanding shares of Series A Preferred Stock, (i) OPI is entitled to nominate the one director allocated to the Series A Preferred Stock and (ii) the remaining holders of the Series A Preferred Stock have effectively agreed to vote in accordance with OPI with respect to such director.

(2)	Voting power with respect to common stock is calculated by taking into account the votes of Class A Common Stock, Class F Common Stock and Class M Common Stock all voting together as a single class, with Class A Common Stock carrying one (1) vote per share, Class F Common Stock carrying ten (10) votes per share, and Class M Common Stock carrying nine (9) votes per share. As of December 23, 2016, there were no shares of Class M Common Stock issued and outstanding.

(3)	Voting power with respect to capital stock is calculated by taking into account the votes of Class A Common Stock, Class F Common Stock, Class M Common Stock and Series A Preferred Stock all voting together as a single class (with Series A Preferred Stock voting on an as-converted basis), with Class A Common Stock carrying one (1) vote per share, Class F Common Stock carrying ten (10) votes per share, Class M Common Stock carrying nine (9) votes per share, and Series A Preferred Stock carrying one (1) vote per share.

(4)	Mr. Miller’s beneficial ownership of 618,236 shares of Series A Preferred Stock consists of (i) 249,557 shares of Series A Preferred Stock held by Mr. Miller, and (ii) 368,679 shares of Series A Preferred Stock held by WestMill Capital Partners LLC, with respect to which Benjamin Miller and Daniel Miller have shared voting and investment power.

(5)	The holder’s shares of Class A Common Stock are restricted shares issued under our 2014 Stock Option and Grant Plan. The holder is entitled to vote all such shares even though not all such shares have vested.

(6)	On April 14, 2014, in connection with the Series A Preferred Stock financing described in “Interest of Management and Others in Certain Transactions”, we entered into a Voting Agreement (the “Voting Agreement”) with certain Class A and Class F holders of our common stock and Series A holders of our preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors, in accordance with the vote of a majority of the outstanding shares eligible to vote on such matter. The Voting Agreement creates a beneficial ownership group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, which group is comprised of certain holders of our Class A Common Stock, all holders of our Class F Common Stock and all holders of our Series A Preferred Stock.

(7)	Mr. Miller’s beneficial ownership of 618,236 shares of Series A Preferred Stock consists of (i) 249,557 shares of Series A Preferred Stock held by Mr. Miller, and (ii) 368,679 shares of Series A Preferred Stock held by Westmill Capital Partners LLC, with respect to which Benjamin Miller and Daniel Miller have shared voting and investment power.

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Item 5.	Interest of Management and Others in Certain Transactions

Stock Issuances

In April 2014, in exchange for contributing to us the intellectual property and other assets used by us, Benjamin Miller and Daniel Miller each received 5,000,000 shares of Class F Common Stock.

Additionally, we have granted restricted shares of Class A Common Stock under our 2014 Stock Option and Grant Plan to our executive officers, directors and certain holders of more than 10% of a given class of our outstanding capital stock, in their capacities as our employees.

Series A Preferred Stock Financing

From April 14, 2014 through October 10, 2014, we sold an aggregate of 11,865,046 shares of our Series A Preferred Stock at a cash purchase price of $2.1872 per share or pursuant to the automatic conversion of certain convertible promissory notes, for an aggregate purchase price of approximately $24.7 million (including the purchase price paid for the convertible promissory notes).

The following table summarizes the Series A Preferred Stock purchased by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member.

Name of Stockholder	Shares of Series A Preferred Stock	Total Purchase Price
WestMill Capital Partners LLC (1)	368,679	$806,365
Benjamin Miller	249,557	$545,825
Daniel Miller	249,557	$545,825
Herbert Miller, Patrice Miller, David Miller and Caroline Miller (2)	374,757	$448,932

(1) WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2) Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A Preferred purchased by David Miller and 66,883 shares of Series A Preferred purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

Investors’ Rights Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights. The related parties who are signatories to the IRA include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Linahe Holdings, David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the IRA.

Right of First Refusal and Co-Sale Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into a First Refusal and Co-Sale Agreement (“Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and Co-Sale with respect to certain transfers made by certain holders of our common stock. The related parties who are signatories to the Co-Sale Agreement include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Linahe Holdings, David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the Co-Sale Agreement.

17

Voting Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors, in accordance with the vote of a majority of the outstanding shares eligible to vote on such matter. The related parties who are signatories to the Voting Agreement include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Lianhe Holdings, David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the Voting Agreement.

Real Estate Transactions

The initial three real estate properties we used to assess the effectiveness of the Fundrise Platform were managed and owned by Benjamin Miller and Daniel Miller. Specifically, from 2011 to 2014, each of 1351 H Street NE, LLC, 906 H Street NE, LLC, and 1539 7th Street NW, LLC, all of which invested in properties located in Washington, DC, utilized the Fundrise Platform to conduct three separate Regulation A offerings to raise $325,000, $350,000, and $350,000, respectively. We received no transaction-based compensation from these deals and, at the time, we were wholly-owned by Benjamin Miller and Daniel Miller. These properties currently continue to use the Fundrise Platform solely for online investor relations and dividend distributions.

Investments in Company Convertible Notes

Through April 2014, we raised $3,359,041 in convertible notes from a number of parties, including related parties. Convertible notes of $545,825 from Benjamin Miller, $545,825 from Daniel Miller, and $806,365 from WestMill Capital Partners LLC, a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller, were converted into a total of 867,793 shares of our Series A Preferred Stock. Additional related party investments in the convertible notes included Herbert Miller (Messrs. Millers’ father), Patrice Miller (Messrs. Millers’ stepmother and mother, respectively), David Miller (Messrs. Millers’ brother), and Caroline Miller (Messrs. Millers’ sister), which investment amounts totaled $157,193, $131,219, $80,260, $80,260, respectively. These related party investments were made under the same terms as other investors in the convertible notes.

Investments in Sponsored Programs and Notes

Several of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform and have purchased notes and shares of sponsored programs and received related redemptions. All Notes and Sponsored Program investments and redemptions were made in the ordinary course of business and were transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Benjamin Miller, Daniel Miller, Herbert Miller (Messrs. Millers’ father), Haniel Lynn, and Joe Chen, the latter two members of the Board of Directors, have each invested in the Notes program, and Benjamin Miller has invested in the Sponsored Programs. In aggregate, the total investment outstanding of these related parties as of December 31, 2019 and 2018, respectively, is approximately $108,000 and $107,000.

In all cases, these investments and any applicable transactions subsequent to investment were conducted under the same terms as any other investor on the Fundrise Platform and the parties received no special benefits not shared on a pro-rata basis by any Notes holder or investor in Sponsored Programs.

Future Transactions

We intend that all future affiliated transactions be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.  We previously implemented a conflicts of interest policy, which requires a majority of the independent, disinterested members of our board of directors to approve affiliated transactions.

Item 6.	Other Information

None.

18

Item 7.	Financial Statements

19

Independent Auditor’s Report

To the Members

Rise Companies Corp.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Rise Companies Corp and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in stockholders’ equity and non-controlling interests and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rise Companies Corp and its subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 29, 2020

F-1

RISE COMPANIES CORP.

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	December 31, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$29,219	$22,315
Restricted cash	73	-
Accounts Receivable, net	87	19
Receivables from Sponsored Programs	2,308	-
Interest receivable	2,328	150
Real estate debt investments, net	5,992	-
Other current assets	4,451	2,759
Total current assets	44,458	25,243
Investments in Sponsored Programs	2,628	-
Property and equipment, net	280	335
Accrued interest receivable	-	1,857
Real estate debt investments, net	-	5,972
Intangible assets, net	6,702	4,052
Other assets	363	-
Total assets attributable to Rise Companies Corp.	54,431	37,459
Assets of Sponsored Programs:
Cash and cash equivalents	-	31,815
Restricted cash	-	26
Accounts receivable, net	-	164
Accrued interest receivable	-	6,505
Real estate debt investments, net	-	223,149
Real estate held for improvement	-	35,726
Real estate held for sale	-	1,054
Investments in residential rental properties, net	-	17,769
Investments in equity method investees	-	136,745
Other current assets	-	550
Total assets	$54,431	$490,962

LIABILITIES
Current liabilities:
Accounts payable	$2,529	$1,332
Accrued expenses	497	625
Accrued interest payable	1,995	1,625
Notes payable	6,000	6,000
Due to investors	116	31
Other current liabilities	191	145
Total current liabilities	11,328	9,758
Other liabilities (non-current)	841	302
Total liabilities attributable to Rise Companies Corp.	12,169	10,060
Liabilities of Sponsored Programs:
Accounts payable	-	319
Settling subscriptions	-	2,069
Other liabilities	-	15,938
Total liabilities	12,169	28,386

Commitments and Contingencies (see Note 16)

STOCKHOLDERS’ EQUITY

Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 11,865,046 shares issued and outstanding; with an aggregate liquidation preference of $25,951	1	1
Class A common stock, $0.0001 par value; 43,000,000 shares authorized; 2,887,359 shares issued and 2,454,706 shares outstanding; 2,886,900 shares issued and 2,648,465 shares outstanding, respectively	-	-
Class B common stock, $0.0001 par value; 10,000,000 and 5,000,000 shares authorized; 9,237,653 shares issued and 9,107,855 shares outstanding; 5,812,127 shares issued and 5,767,747 shares outstanding	-	-
Class F common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and 10,000,000 shares outstanding	1	1
Class M common stock, $0.0001 par value; 18,000,000 shares authorized; 0 shares issued and 0 shares outstanding, respectively	-	-
Additional paid-in capital	86,557	59,318
Accumulated deficit	(54,225)	(45,710)
Total stockholders’ equity before non-controlling interests	32,334	13,610
Non-controlling interests in consolidated entities	9,928	448,966
Total stockholders’ equity	42,262	462,576
Total liabilities and stockholders’ equity	$54,431	$490,962

The accompanying notes are an integral part of these consolidated financial statements.

F-2

RISE COMPANIES CORP.

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	Year ended December 31, 2019	Year ended December 31, 2018
Operating revenue
Origination and acquisition fees, net	$8,944	$972
Asset management fees, net	4,026	-
Advisory fees, net	634	321
Interest income	989	1,123
Other operating revenue	556	28
Total operating revenue	15,149	2,444

Operating expenses
Sales and marketing	17,968	12,046
Origination and servicing	3,917	2,746
Engineering and product development	2,822	1,870
Facilities and office	1,895	768
Professional fees	1,220	1,128
Depreciation and amortization	1,228	1,003
Interest expense	970	982
General and administrative	4,369	2,876
Total operating expenses	34,389	23,419

Net operating income (loss) attributable to Rise Companies Corp.	(19,240)	(20,975)

Other revenue (expense) from Sponsored Programs
Interest income	2,261	17,405
Rental income	95	563
Operating expense	(170)	(3,241)
Gain (loss) from equity in earnings	7	(1,923)
Gain on sale of real estate	181	283
Excise tax expense	-	(8)
Total other revenue (expense) from Sponsored Programs	2,374	13,079

Gain as a result of deconsolidation (see Note 2)	10,869	-

Net income (loss)	(5,997)	(7,896)

Net income attributable to non-controlling interests	2,518	14,020

Net income (loss) attributable to Rise Companies Corp.	$(8,515)	$(21,916)

Net earnings (loss) per share attributable to common stockholders:

Basic and diluted earnings (loss) per share	$(0.44)	$(1.33)
Weighted average shares of common stock - Basic and diluted	19,492,934	16,474,678

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RISE COMPANIES CORP.

Consolidated Statements of Changes in Stockholders’ Equity and Non-Controlling Interests

(in thousands, except share data)

	Preferred Stock Series A		Common Stock Class A		Common Stock Class F		Common Stock Class M		Common Stock Class B		Additional Paid-In	Accumulated	Non- Controlling	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at January 1, 2018	11,865,046	$1	2,529,087	$-	10,000,000	$1	-	$-	3,567,927	$-	$44,150	$(23,794)	$231,189	$251,547
Stock-based compensation	-	-	(60,622)	-	-	-	-	-	-	-	876	-	-	876
Issuance of Class B common stock	-	-	-	-	-	-	-	-	2,228,118	-	14,488	-	-	14,488
Redemption of Class B common stock	-	-	-	-	-	-	-	-	(28,298)	-	(148)	-	-	(148)
Offering costs for Class B common stock	-	-	-	-	-	-	-	-	-	-	(48)	-	-	(48)
Non-controlling interests acquired	-	-	-	-	-	-	-	-	-	-	-	-	244,143	244,143
Redemptions on common shares for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(16,873)	(16,873)
Distributions declared on common shares for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(21,971)	(21,971)
Amortization of deferred offering costs for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(1,542)	(1,542)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(21,916)	14,020	(7,896)
Balance at December 31, 2018	11,865,046	$1	2,468,465	$-	10,000,000	$1	-	$-	5,767,747	$-	$59,318	$(45,710)	$448,966	$462,576
Stock-based compensation	-	-	(13,759)	-	-	-	-	-	-	-	854	-	-	854
Issuance of Class B common stock	-	-	-	-	-	-	-	-	3,425,526	-	26,942	-	-	26,942
Redemption of Class B common stock	-	-	-	-	-	-	-	-	(85,418)	-	(503)	-	-	(503)
Offering costs for Class B common stock	-	-	-	-	-	-	-	-	-	-	(54)	-	-	(54)
Redemptions on common shares for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	32,997	32,997
Non-controlling interests deconsolidated	-	-	-	-	-	-	-	-	-	-	-	-	(474,553)	(474,553)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(8,515)	2,518	(5,997)
Balance at December 31, 2019	11,865,046	$1	2,454,706	$-	10,000,000	$1	-	$-	9,107,855	$-	$86,557	$(54,225)	$9,928	$42,262

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RISE COMPANIES CORP.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year ended	Year ended
	December 31, 2019	December 31, 2018
OPERATING ACTIVITIES:
Net income (loss)	$(5,997)	$(7,896)
Adjustments to reconcile net income (loss) to net cash used by operating activities:
Stock-based compensation	854	876
Depreciation and amortization	1,228	1,133
Accretion of deferred loan fees and costs	(20)	2,870
(Earnings) from equity method investees	4	-
Gain as a result of deconsolidation	(10,869)	-
Operating activities of Sponsored Programs, net	80	2,261
Net change in operating assets and liabilities:
Accounts receivable	233	(14)
Other assets	350	(100)
Accounts payable	1,197	232
Accrued expenses and other liabilities	457	174
Receivables from Sponsored Programs	125	-
Payables to Sponsored Programs	(280)	-
Investments in Sponsored Programs	(955)	-
Accrued interest receivable	(321)	(29)
Accrued interest payable	370	55
Net cash provided by (used in) operating activities	$(13,544)	$(438)
INVESTING ACTIVITIES:
Change in intangible assets	(3,730)	(2,205)
Purchases of property and equipment	(94)	(88)
Principal payments from real estate debt investments	-	2,998
Investing activities of Sponsored Programs:
Investments in residential retail properties	(2,355)	(14,472)
Investments in real estate held for improvement	(79)	(26,955)
Investments in real estate held for sale	-	(1,845)
Proceeds from sale of real estate held for sale	924	1,765
Deposits for real estate assets	(319)	1,025
Purchase of real estate debt investments, net	(5,442)	(118,728)
Investments in equity method investees	(628)	(99,843)
Dividends received from equity method investees	429	31,182
Net cash provided by (used in) investing activities	$(11,294)	$(227,166)
FINANCING ACTIVITIES:
Investor payments	85	-
Proceeds from the issuance of Class B common stock, net of offering costs	26,888	14,440
Redemptions of Class B common stock	(503)	(122)
Principal payments on notes payable	-	(2,970)
Dividend received from sponsored programs	151	139
Financing activities of Sponsored Programs:
Proceeds (settlement) from subscriptions not settled by period end	(59)	(271)
Proceeds from sale of interests in consolidated non-controlling interests, net of offering costs	37,458	242,848
Distributions to non-controlling interest holders	(2,206)	(19,592)
Redemptions by non-controlling interest holders	(5,892)	(15,582)
Net cash provided by (used in) financing activities	$55,922	$218,890

Net increase (decrease) in cash and cash equivalents	31,084	(8,714)
Cash and cash equivalents not retained as a result of deconsolidation	(55,922)	-
Cash, restricted cash and cash equivalents, beginning of period*	54,130	62,844
Cash, restricted cash and cash equivalents, end of period**	$29,292	$54,130

Supplemental cash flow information:
Cash paid (received) for interest	$600	$927
Supplemental disclosure of non-cash investing and financing activities:
Amortization of deferred offering costs of non-controlling interest entities	$-	$1,542
Distributions payable to non-controlling interest holders	$-	$8,245
Redemptions payable to non-controlling interest holders	$-	$2,054

*Includes Cash and cash equivalents of Rise Companies and Sponsored Programs

**Includes Cash and cash equivalents of Rise Companies post deconsolidation

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Rise Companies Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1. Formation and Organization

Rise Companies Corp. (“Rise”, “Rise Companies”, “we”, “our”, the “Company”, and “us”) is an online investment technology company, that owns and operates a leading web-based, direct investment and origination platform, located at www.fundrise.com (the “Fundrise Platform”).

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of Rise Companies, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust of Rise Companies, historically acquired loans from Fundrise Lending and held them for the sole benefit of certain investors that have purchased Project-Dependent Notes (“Notes”) issued by the Trust and were related to specific underlying loans for the benefit of the investor (collectively, the “Notes Program”).

•	National Commercial Real Estate Trustee LLC, a wholly-owned subsidiary of Rise Companies, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the Sponsored Programs (defined below) which are offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”) is an affiliate of Rise Companies and was created with the intent to benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC, a wholly-owned subsidiary of Rise Companies, is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise LP.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise Companies, acts as a servicer for our Sponsored Programs (as defined below).

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise Companies, acts as an originator of real estate assets for our Sponsored Programs.

The Company has sponsored the following investment programs, as of December 31, 2019:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Income eREIT V, LLC, Fundrise Growth eREIT V, LLC, Fundrise Income eREIT VI, LLC, Fundrise Growth eREIT VI, LLC, and Fundrise Balanced eREIT, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, Fundrise For-Sale Housing eFund – Washington DC, LLC, and Fundrise National For-Sale Housing eFund, LLC are the real estate investment fund programs (the “eFunds”) sponsored by the Company.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund,” the “oFund,” and the “oZone Fund”), make up a tax-advantaged real estate investment fund program offered under Regulation D that is offered through the Fundrise Platform. The eREITs, eFunds, and oFund are hereafter referred to as the “Sponsored Programs.”

F-6

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Principles of Consolidation

The Company consolidates all entities that it controls either through majority voting interest in voting interest or as the primary beneficiary of a VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The Company consolidates Fundrise LP, and other wholly-owned entities as it was determined that either Rise, together with its subsidiaries, is the primary beneficiary. In addition, through January 31, 2019, the Company consolidated all of the Sponsored Programs. All significant inter-entity transactions and balances of consolidated entities have been eliminated.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Reconsideration Event

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-2, “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” ASU 2015-2 provides a revised consolidation model for all reporting entities to use in evaluating whether they should consolidate certain legal entities. All legal entities will be subject to reevaluation under this revised consolidation model. The revised consolidation model, among other things, (i) modifies the evaluation of whether certain legal entities are VIEs or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. Under the revised consolidation model, the Company continuously evaluates the status of its relationship to certain entities that it consolidates.

Prior to January 31, 2019, the Company consolidated its Sponsored Programs under ASU 2015-2 due to the Company having entered into, on October 31, 2017, a second amended and restated promissory grid note (the “Promissory Grid Note”), as borrower, with Fundrise LP, as the lender, with a revolving line of credit in the aggregate principal amount of $10.0 million. The Promissory Grid Note expired on January 31, 2019. As a result, the Company had a reconsideration event related to the variable interests it held in the Sponsored Programs. As a result of this assessment, the Company has deconsolidated the Sponsored Programs from its consolidated financial statements effective as of January 31, 2019. The deconsolidation of these entities had the following impact on the consolidated balance sheets as of January 31, 2019:

	As of January 31, 2019	Impact of deconsolidation of Sponsored Programs	As adjusted, January 31, 2019
Number of entities consolidated through variable interests	12	(11)	1
Total assets	$519,780	$(475,927)	$43,853
Total liabilities	$23,437	$(11,732)	$11,705
Accumulated deficit of Rise Companies Corp.	(47,538)	10,869 (1)	(36,669)

(1)	This adjustment to the accumulated deficit of Rise Companies is reported as a gain on the consolidated statements of operations in the year ended December 31, 2019.

F-7

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of amounts deposited into accounts related to rental security deposits, pet deposits, and health savings accounts for employees. These amounts can only be used as provided for in the rental leasing agreements for the former and for qualified health expenses for the latter, and therefore are separately presented on our balance sheets.

Property and Equipment, net

Property and equipment consists of computer equipment, leasehold improvements, and furniture and fixtures, which are recorded at cost, less accumulated depreciation.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally two to five years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term excluding renewal periods or estimated useful life.

The Company evaluates potential impairments of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2019 and 2018, there was no impairment of property and equipment assets.

Intangible Assets, net

Intangible assets are assets that lack physical substance. Intangible assets with finite lives are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets with indefinite lives are not amortized. Since useful life cannot be determined, the Company evaluates these assets for impairment annually and on an interim basis as events and circumstances warrant when the carrying value of the asset may not be recovered. If the carrying value is not determined to be recoverable, the intangible asset will be reduced to fair value.

The Company evaluates the recoverability of its identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (i) a significant decrease in the market value of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used, or (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The evaluation of asset impairment requires the Company to make assumption about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. As of December 31, 2019 and 2018, there was no impairment of intangible assets.

F-8

Substantially all our intangible assets relate to internal-use software, which is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of salaries and payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized.

Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The amortization of costs related to the platform applications is included in other general and administrative on the consolidated statements of operations. As of December 31, 2019 and 2018, internal-use software totaled approximately $9,522,000 and $5,794,000, with accumulated amortization of approximately $3,070,000 and $2,013,000, respectively.

Deferred Offering Costs and Related Costs of Sponsored Programs

Organizational and offering costs of the Sponsored Programs are initially being paid by Fundrise Advisors, on behalf of each Sponsored Program. These organizational and offering costs include all expenses to be paid by the Sponsored Program in connection with the formation of the Sponsored Program and the qualification of its Offering. These may also include marketing and distribution of shares, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to each of the Sponsored Programs operating agreements, in some cases amended and restated (the “Operating Agreements”), each of the Sponsored Programs will be obligated to reimburse Fundrise Advisors, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of Sponsored Program. Fundrise Advisors has decided that the Sponsored Programs shall only reimburse Fundrise Advisors for the organizational and offering costs subject to a minimum NAV, as described below.

After the Sponsored Program has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse the Manager, without interest, for these organization and offering costs incurred, both before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company records deferred offering costs as an asset until the Hurdle Rate has been reached by a Sponsored Program. See Note 9, Other Current Assets for more detail.

Real Estate Debt Investments of the Notes Program

The Company has historically engaged in real estate lending. In general, these real estate debt investments were real estate loans (“Real Estate Loans”) made by Fundrise Lending and held by the Trust related to corresponding notes payable (“Notes”). To maximize the value of the Notes, the Company intends to hold all Notes until the stated maturity date. Since management has the positive intent and ability to hold the Notes to maturity, they are classified and valued as held to maturity. Accordingly, these assets are carried at cost, net of deferred loan origination fee revenue, repayments, and unfunded commitments, if applicable, unless such loans are deemed to be impaired.

As of September 2016, we suspended the Notes Program indefinitely, and thus interest income related to making and holding investments for the Notes Program is not expected to be a material part of our future revenue.

Revenue Recognition

Origination and acquisition fees, net

Origination fees are paid to Rise by borrowers and are determined by the term and credit grade of the loan. Origination fees generally range from 0.0% to 2.0% of the aggregate loan amount. Origination fees are included in the annual percentage rate calculation provided to the borrower and are subtracted from the gross loan proceeds prior to disbursement of the loan funds to the borrower. A loan is considered issued once a wire transaction to the borrower’s settlement agent or the borrower’s bank account is complete. Origination fees received in consideration for investments held by Rise are recognized on a straight-line basis over the life of the loan. Origination fees received in consideration for investments held by the Sponsored Programs are recognized upon receipt. Fees paid by real estate borrowers at the initial maturity date to extend the maturity date for a real estate debt investment are also included in origination fees.

F-9

Acquisition fees are paid to Rise by developers of joint venture and other equity types of real estate transactions. Acquisition fees generally range from 0.0% to 2.0% of the committed amount of equity provided by the developer or Sponsored Program acquiring the equity. Such fees are recognized upon acquisition of the real estate asset by the developer or Sponsored Program.

Due diligence fees are included in origination and acquisition fees, net in the operating revenue section of the consolidated statements of operations. These fees are paid by borrowers and developers in the underwriting phase of the potential real estate transaction and are earned commensurate with the time required of Rise to perform diligence when underwriting a real estate transaction. Due diligence fees are typically paid prior to the deal closing and are recognized once material due diligence has concluded.

Asset management fees, net

Asset management fees are earned by Fundrise Advisors from the Sponsored Programs themselves for asset management services provided. Fundrise Advisors assesses these fees on a quarterly basis from each Sponsored Program that it manages. The asset management fees may be waived at any time at Fundrise Advisors’ sole discretion, and once waived are no longer collectible.

Advisory fees, net

Advisory fees are earned by Fundrise Advisors from individual investors in the Sponsored Programs for providing services with respect to the Portfolio Investment Plans, Auto-Investment Plans, and Dividend Re-Investment Plans offered on the Fundrise Platform. Fundrise Advisors reserves the right to reduce or waive this fee for certain clients without notice and without reducing or waiving this fee for all individual clients.

Interest income

Interest income is generally earned from the real estate debt investments of the Notes Program and is recognized on an accrual basis. Any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities and on investments in joint ventures that are accounted for using the cost method if the terms of the equity investment include terms that are akin to interest on a debt instrument.

As of December 31, 2019 and 2018, no amortization of premium or discount fees have been incurred.

Stock-based Compensation

Stock-based compensation includes the expense related to restricted Class A Common Stock grants made to employees of the Company. All stock-based awards made to employees are recognized in the consolidated financial statements based on their estimated fair value on the date of grant. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of 4 years. Stock-based compensation expense is recorded net of estimated forfeitures, such that expense is recorded only for those stock-based awards that are expected to vest.

Share awards issued to non-employees are recorded at their fair value on the awards’ grant date, which is estimated using the same methodology described above.

The Company has not paid cash dividends and does not anticipate paying any cash dividends in the foreseeable future and therefore used an expected dividend yield of 0.0% for price adjustments.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

F-10

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statement of operations. As of December 31, 2019 and 2018, no unrecognized tax benefits have been recorded.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company’s previously consolidated eREITs operate in a manner intended to qualify as real estate investment trusts (“REITs”) under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, each of the eREITs must meet certain organization and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As REITs, the eREITs will generally not be subject to U.S. federal income tax to the extent that they distribute qualifying dividends to their shareholders. Even if the eREITs qualify as REITs, they may be subject to certain state and local taxes on their income and property, and federal income and excise taxes on their undistributed income. No gross deferred tax assets or liabilities have been recorded related to the eREITs as of December 31, 2019 or 2018.

The Company’s previously consolidated eFunds operate in a manner intended to qualify as pass-through entities for federal income tax purposes and, as such, are not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns.  The eFunds’ federal tax status as pass-through entities are based on their default classification as limited liability companies with more than one member. As of the date of these financial statements, the eFunds do not have any subsidiaries who pay tax at the entity level. Accordingly, these financial statements do not reflect a provision for income taxes for the eFunds and the eFunds have not taken any other tax positions which require disclosure.  The eFunds are required to file and will file income tax returns with the Internal Revenue Service and other taxing authorities. Income tax returns filed by the eFunds are subject to examination by the Internal Revenue Service for a period of three years.

Real Estate Debt Investments of the Sponsored Programs

The Company, through its previously consolidated Sponsored Programs, classified its real estate debt investments as held-to-maturity, as the Company had both the intent and ability to hold these investments until maturity. Accordingly, these assets were carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments were deemed to be impaired. These real estate debt investments were subject to quarterly analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

As of December 31, 2018, no real estate debt investments were considered impaired. As such, no impairment losses were recorded related to real estate debt investments during the year ended December 31, 2018.

F-11

As of December 31, 2019, we no longer hold any real estate debt investments of the Sponsored Programs. Please refer to Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our financial statements.

The Company, through its previously consolidated Sponsored Programs, had certain investments that were legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We had reported these investments as real estate debt securities when the common equity holders had a contractual obligation to redeem our preferred equity interest at a specified date.

Accrued Interest Receivable of Sponsored Programs

Interest income on loans held by the Sponsored Programs was recognized on an accrual basis. Accrued interest on loans, including impaired loans, that were 120 days or more past due or when collection of interest appears doubtful was generally written off against the corresponding interest income. Income was subsequently recognized only to the extent cash payments are received and the principal balance was expected to be recovered. Such loans were restored to an accrual status only if the loan was brought contractually current and the borrower had demonstrated the ability to make future payments of principal and interest.

As of December 31, 2019, we no longer hold any accrued interest receivable on loans held by the Sponsored Programs. Please refer to Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Investments in Equity Method Investees of the Sponsored Programs

If it was determined that we, through our previously consolidated Sponsored Programs, did not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity and we had the ability to provide significant influence, the equity method of accounting was used. Under this method, the investment, initially recorded at cost, was adjusted to recognize our share of net earnings or losses of the affiliate as they occurred, with losses having been limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluated the Sponsored Programs’ investments in equity method investees for impairment quarterly or whenever events or changes in circumstances indicated that there may have been an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value was other-than-temporary, the Company recognized an impairment charge to reduce the carrying value of its investment to fair value.

No impairment losses were recorded related to equity method investees for the year ended December 31, 2018.

As of December 31, 2019, we no longer hold the investments in equity method investees of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Residential Rental Properties and Real Estate Held for Improvement of the Sponsored Programs

The Company, through its previously consolidated Sponsored Programs, held investments in single-family residential rental properties and real estate held for improvement. These investments included the acquisition of single-family homes, townhomes, and condominiums i) held as rental properties or ii) held for renovation/ redevelopment or are in the process of being renovated, respectively.

Previously, the Company had upon acquisition evaluated each investment for purposes of determining whether a property could have been immediately rented (Single-Family Residential Rental Property) or needed improvements (Real Estate Held for Improvement). All of our transactions were asset acquisitions recorded at their purchase price (plus transaction costs), and the purchase price was allocated between land and building, and improvements based upon their relative fair values at the date of acquisition.

We capitalized the costs of improvement as a component of our investment in each property. These included renovation costs and other costs associated with activities that were directly related to preparing our properties for their intended use. Other costs included interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities began at such time that development activities commenced and concluded at the time that a single-family residential property was available to be rented or sold.

At the completion of the improvement plan, a property was classified as either a rental property or available for sale. Once a property was ready for its intended use, expenditures for ordinary maintenance and repairs were expensed to operations as incurred. We capitalized expenditures above a pre-determined threshold that improve or extend the life of a home and for certain furniture and fixtures additions.

F-12

Costs capitalized in connection with single-family residential property acquisitions and improvement activities were depreciated over their estimated useful lives on a straight-line basis. The depreciation period commenced upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives ranged from 5 years to 27.5 years.

As of December 31, 2019, we no longer hold investments in single-family residential rental properties and real estate held for improvement of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Real Estate Held For Sale of the Sponsored Programs

The Company, by way of its previously consolidated Sponsored Programs, had from time to time previously identified single-family residential properties that were ready be sold. At the time that any such properties were identified, we performed an evaluation to determine whether or not such properties should have been classified as held for sale and presented as discontinued operations in accordance with U.S. GAAP.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition; (ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors were all present, we had then discontinued depreciating the property, measured the property at the lower of its carrying amount or its fair value less estimated costs to sell, and presented the property separately within other assets, net on our consolidated balance sheets.

As of December 31, 2019, we no longer hold real estate held for sale of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Settling Subscriptions of the Sponsored Programs

Settling subscriptions presented on the consolidated balance sheets represented equity subscriptions in Sponsored Programs for which funds had been received but common shares had not yet been issued. Under the terms of the Offering Circulars for the Sponsored Programs, subscriptions will be accepted or rejected within thirty days of receipt. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, shares are generally issued on 1) the later of five business days from the date that an investor’s subscription is approved by our affiliate or 2) when the funds settle. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

As of December 31, 2018, the total amount of settling subscriptions was approximately $2,069,000.

As a result of deconsolidation of the Sponsored Programs, there are no longer settling subscriptions owed as of December 31, 2019. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Revenue Recognition of the Sponsored Programs

Interest Income

Interest income was generally earned from the real estate debt investments of the Sponsored Programs and was recognized on an accrual basis. Any related premium, discount, origination costs and fees were amortized over the life of the investment using the effective interest method. Interest income was recognized on senior debt investments classified as held to maturity securities and on investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument (Preferred Equity).

As of January 31, 2019, we no longer recognize interest income of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

F-13

As of December 31, 2019, and 2018, no amortization of premium or discount fees have been incurred.

Rental Income

Rental revenue was recognized on a straight-line basis over the term of the lease for residential properties of the previously consolidated Sponsored Programs. We had periodically reviewed the collectability of our resident receivables and recorded an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses were recorded as property operating and maintenance expenses in the financial statements.

As of January 31, 2019, we no longer recognize rental income of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

Recently Adopted Accounting Pronouncements

In the first quarter of 2019, the Company adopted the Financial Accounting Standards Board’s (the “FASB”) Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), and additional ASUs issued to clarify the guidance in ASU 2014-09 (collectively the “new revenue standard”), which amends the existing accounting standards for revenue recognition. The Company analyzed its revenue streams, inclusive of origination fees, asset management fees, advisory fees, and gains and losses on sales, and concluded these revenue streams have the same timing and pattern of revenue recognition under the new guidance, and therefore the Company had no changes in revenue recognition with the adoption of the new standard. As such, adoption of the standard did not result in a cumulative adjustment recognized as of January 1, 2019, and the standard did not have a material impact on the Company’s consolidated financial statements.

In the first quarter of 2019, the Company adopted FASB ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which updates certain aspects of the recognition, measurement, presentation and disclosure of financial instruments. The adoption of ASU 2016-01 did not have a material impact on the Company’s consolidated financial statements.

In the first quarter of 2019, the Company adopted FASB ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which enhances and clarifies the guidance on the classification and presentation of restricted cash in the statement of cash flows.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2019, with early adoption permitted. In July 2019, the FASB voted to delay the effective date of ASU 2016-02 by one year. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2020. In April 2020, FASB voted unanimously to consider delaying the effective date further as a response to COVID-19. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

F-14

3. Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share (“EPS”) is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common stock. Potentially dilutive common stock includes incremental shares issued for stock awards and convertible preferred stock. For periods of net loss, basic and diluted EPS are the same as the assumed exercise of stock awards and the conversion of preferred stock is anti-dilutive.

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average shares of common stock outstanding.

4. Investments in Residential Rental Properties, Real Estate Held for Improvement and Real Estate Held for Sale of the Sponsored Programs

The following table presents our previously consolidated investments in residential rental properties (in thousands):

As of
December 31, 2018
Land- acquisition	$10,685
Building- acquisition	7,330
Post-acquisition capitalized improvements	243
Total gross investment in single-family residential rental properties	$18,258
Less: accumulated depreciation	(143)
Add: accumulated depreciation elimination upon consolidation	3
Less: Acquisition fee elimination upon consolidation	(349)
Total investment in single-family residential rental properties, net	$17,769

For the years ended December 31, 2019 and 2018, the Company recognized approximately $21,000 and $130,000, respectively, of depreciation expense on investments in single-family residential rental properties.

The following table presents our previously consolidated investments in real estate held for improvement (in thousands):

As of December 31, 2018
Land- acquisition	$22,440
Building- acquisition	12,415
Post-acquisition capitalized improvements	1,523
Less: Acquisition fee elimination upon consolidation	(652)
Total investment in real estate held for improvement	$35,726

The following table presents our previously consolidated investments in real estate held for sale (in thousands):

As of December 31, 2018
Land- acquisition	$406
Building- acquisition	650
Post-acquisition capitalized improvements	18
Less: Acquisition fee elimination upon consolidation	(20)
Total investment in real estate held for sale	$1,054

 As a result of deconsolidation of the Sponsored Programs, we no longer hold any investments in residential rental properties, real estate held for improvement or real estate held for sale, as of December 31, 2019. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

F-15

5. Real Estate Debt Investments of the Notes Program and of the Sponsored Programs

In general, the Company’s real estate debt investments include both real estate debt investments held for the benefit of the investor as part of the Notes Program, and real estate debt investments held for the benefit of the investor as part of the previously consolidated Sponsored Programs. These real estate debt investments together are shown below as “Debt.” The Company also invested in certain unconsolidated joint venture equity investments as part of the previously consolidated Sponsored Programs. These investments are structured with rights to receive preferred economic returns, referred to in these notes as “Preferred Equity,” where the investee is contractually obligated to redeem our interest at a specified date. We accounted for these Preferred Equity investments as debt for financial reporting purposes and reported the preferred returns we receive therefrom as interest income.

The following table presents the Company’s investments in real estate related assets of the Notes Program and those of the Sponsored Programs, as of December 31, 2019, and December 31, 2018 (in thousands):

					Allocation
		Principal	Future		By
		Amount	Funding	Carrying	Investment
	Number	or Cost(1)	Commitment	Value	Type(2)
December 31, 2018
Preferred Equity	24	$96,925	$33,002	$95,815	41.8%
Debt	40	135,137	24,119	133,306	58.2%
Balance	64	$232,062	$57,121	$229,121	100%
December 31, 2019
Preferred Equity	1	$6,000	$-	$5,992	100%
Debt	-	-	-	-	0%
Balance	1	$6,000	$-	$5,992	100%

(1)	For Debt and preferred equity investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted principal.

(2)	This allocation is based on the principal amount of Debt actually disbursed and Preferred Equity investments at cost. It does not include future funding commitments.

As of December 31, 2019 and 2018, we had one investment remaining from the Notes Program. As of December 31, 2019 and 2018, none of the Company’s real estate debt investments in the Notes Program were considered impaired, and no impairment charges have been recorded in these financial statements for the years ended December 31, 2019 and 2018. In April 2020, a note of maturity default was issued by the Notes Program. See Note 17, Subsequent Events for more information.

As of December 31, 2018, we had invested in eighty-eight debt investments, via the Sponsored Programs, of which twenty-five repaid the full amount of principal and any accrued interest.  As of December 31, 2018, none of the Company’s real estate debt investments in the Sponsored Programs were considered impaired, and no impairment charges have been recorded in these financial statements for the year ended December 31, 2018.

As a result of deconsolidation of the Sponsored Programs, we no longer hold any of the real estate debt investments for the Sponsored Programs as of December 31, 2019. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

F-16

The following table describes our real estate debt investment activity in the Notes Program and in the Sponsored Programs (in thousands):

	As of December 31, 2019	As of December 31, 2018
Real Estate Debt Investments–Notes Program
Balance at the beginning of the year	$5,972	$8,927
Note investments	-	-
Principal repayments	-	(2,998)
Amortization of deferred net origination fee revenue	20	43
Notes program debt investment balance	$5,992	$5,972

Real Estate Debt Investments–Sponsored Programs
Balance at the beginning of the year	$-	$107,334
Sponsored program debt-related investments	-	164,111
Principal repayments	-	(49,156)
Amortization of principal	-	-
Amortization of deferred net origination fee revenue	-	860
Sponsored program debt-related investment balance	$-	$223,149

Total real estate debt investment balance	$5,992	$229,121

Credit Quality Monitoring

The Company’s real estate debt investments are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least semi-annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2019 and 2018, respectively, all investments were considered to be performing.

Amortization of Loan Origination Fees and Costs of the Sponsored Programs

Loan origination fees were deferred and amortized over the contractual life of the loans, adjusted for actual prepayments. Any remaining unamortized deferred fees associated with loans that were paid off prior to contractual maturity were included within income in the period of payoff. As a result of deconsolidation of the Sponsored Programs, we no longer amortize the loan origination fees and costs earned from originating real estate debt investments for the Sponsored Programs. Please see Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

The real estate loans balances were as follows (in thousands):

December 31, 2018
Aggregate principal balance	$226,062
Unamortized origination fees	(2,913)
Carrying value, net	$223,149

The scheduled maturities, as of December 31, 2018, for the aggregate principal balance of the real estate debt investments in the Sponsored Program are shown below (in thousands):

Real Estate Loans
Amount
Maturing within one year	$68,007
Maturing after one year through five years	118,875
Maturing after five years through ten years	27,680
Maturing after ten years	11,500
Total	$226,062

F-17

Real Estate Notes Payable of the Notes Program

The Trust had historically acquired Real Estate Loans from Fundrise Lending and holds them for the sole benefit of certain investors that have purchased Notes issued by the Trust through the Notes Program and that are related to specific underlying loans for the benefit of the investor. The Notes therefore are recorded as a corresponding liability to the loan asset.

Amortization of Loan Origination Fees and Costs of the Notes Program

Loan origination fees and related incremental direct loan origination costs are deferred and amortized to income using the interest method over the contractual life of the loans, adjusted for actual prepayments. Any remaining unamortized deferred fees or costs associated with loans that pay off prior to contractual maturity are included within income in the period of payoff.

The real estate loans and notes payable balances for the Notes Program are as follows (in thousands):

	Real Estate Loans		Notes Payable
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Aggregate principal balance	$6,000	$6,000	$6,000	$6,000
Unamortized origination fees	(8)	(28)	-	-
Carrying value, net	$5,992	$5,972	$6,000	$6,000

The scheduled maturities, as of December 31, 2019, for the aggregate principal balance of the Loans and Notes of the Notes Program are shown below (in thousands):

	Real Estate Loans	Notes Payable
	Amount	Amount
Maturing within one year	$6,000	$6,000
Maturing after one year through five years	-	-
Maturing after five years through ten years	-	-
Maturing after ten years	-	-
Total	$6,000	$6,000

6. Investments in Equity Method Investees of the Sponsored Programs

The table below presents the activity of the Sponsored Programs’ material investments in non-consolidating equity method investees as of, and for, the periods presented (in thousands):

For the Year Ended December 31, 2018
Beginning balance	$70,007
New investments in equity method investees	100,938
Income (loss) from equity method investees (1)	(1,923)
Distributions received	(31,182)
Less: Origination fee eliminated upon consolidation	(1,095)
Ending balance	$136,745

(1)	The non-consolidating investments in equity method investees and the related equity in earnings are held by Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, and Fundrise For-Sale Housing eFund Los Angeles CA, LLC. The equity in earnings by the non-controlling interests are only attributable to the Company based on ownership percentage of Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC and Fundrise For-Sale Housing eFund Los Angeles CA, LLC.

F-18

The combined condensed results of operations and financial position of the of the previously consolidated Sponsored Programs’ equity method investees are summarized below (in thousands):

December 31, 2018
Combined condensed balance sheets:
Real estate assets, net	$856,103
Other assets	25,053
Total assets	$881,156

Mortgage notes payable	$509,343
Other liabilities	8,725
Equity	363,088
Total liabilities and equity	$881,156
Sponsored Programs’ equity investment	$136,745

Combined condensed statements of operations:	December 31, 2018
Total revenue	$50,843
Total expenses	53,993
Net income (loss)	$(3,150)
Sponsored Programs’ equity in net income (loss) of investee	$(628)
Sponsored Programs’ share of offering costs within equity	$(1,295)

As a result of deconsolidation of the Sponsored Programs, we no longer hold these investments in equity method investees as of December 31, 2019. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

7. Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2019 and 2018, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, real estate debt investments, and current liabilities. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including payment in kind (“PIK”) interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2019 and 2018, management estimated the fair value of our real estate debt investments including PIK interest to be approximately $8.3 million and $239.2 million, respectively.

F-19

8. Property and Equipment, net

Property and equipment, net, consist of the following (in thousands):

	December 31,	December 31,
	2019	2018
Computer equipment	$284	$225
Furniture and fixtures	7	7
Leasehold improvements	398	398
Total property and equipment	689	630
Less: accumulated depreciation	(409)	(295)
Total property and equipment, net	$280	$335

Depreciation expense on property and equipment was approximately $149,000 and $134,000 for the years ended December 31, 2019 and 2018, respectively. The Company wrote off $35,000 and $0 computer equipment, and reversed $50,000 and $0 accumulated depreciation as a result of the write-off for the years ended December 31, 2019 and 2018.

9. Other Current Assets

Other current assets consist of the following (in thousands):

	December 31,	December 31,
	2019	2018
Offering costs assets	$3,262	$2,338
Real estate deposits	302	289
Prepaid expenses	568	574
Other	319	108
Total other current assets	$4,451	$3,309

10. Intangible Assets, net

Intangible assets, net, consist of the following (in thousands):

	December 31,	December 31,
	2019	2018
Internal-use software	$9,522	$5,794
Trademarks	148	147
Patents	76	76
Domain	80	80
Total intangible assets	9,826	6,097
Less: accumulated amortization	(3,124)	(2,045)
Total intangible assets, net	$6,702	$4,052

Amortization expense of intangible assets for the years ended December 31, 2019 and 2018 was approximately $1,079,000 and $869,000, respectively.

The expected future amortization expense for intangible assets subject to amortization as of December 31, 2019 is as follows (in thousands):

Year Ending December 31,	Future Amortization Expense
2020	$1,668
2021	1,344
2022	1,000
2023	697
2024	16
Thereafter	34
Total	$4,759

F-20

As mentioned in Note 2, Summary of Significant Accounting Policies, some of our intangible assets are not amortized either due to the nature of the asset or due to legal rights not yet issued. The carrying value of these assets not currently subject to amortization is as follows (in thousands):

	December 31, 2019	December 31, 2018
Internal-use software in process	$1,787	$1,723
Trademarks	-	44
Patents	76	76
Domain	80	80
Total carrying value not subject to amortization	$1,943	$1,923

11. Stock-based Compensation and Other Employee Benefits

Stock-based Compensation

Under our 2014 Stock Option and Grant Plan, we may grant unrestricted and restricted stock awards, restricted stock units, or options to purchase shares of common stock to employees, executives, directors, and consultants. An aggregate of 4,600,000 shares of Class A common stock have been authorized for issuance under the 2014 Stock Option and Grant Plan as of December 31, 2019 and 2018. The Company has issued Restricted Stock Grants, Restricted Stock Units and Restricted Stock Options as of December 31, 2019. On January 21, 2020, the Company;s board of directors amended the Plan to increase the number of shares of Class A Common Stock eligible for grant by 5,500,000, from 4,600,000 shares to 10,100,000 shares.

The restricted stock awards issued through December 31, 2019 generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms.

The Company recognized approximately $847,000 and $871,000 of stock-based compensation expense related to restricted stock awards issued in prior years during the years ending December 31, 2019 and 2018, respectively. As of December 31, 2019, and 2018, respectively, total unrecognized compensation cost was approximately $706,000 and $1,706,000, and these costs are expected to be recognized over the next year.

A summary of restricted stock awards issued, unvested shares, and share forfeitures at December 31, 2019 and 2018 is as follows (in thousands except shares and per share data):

	Stock Awards Issued & Outstanding	Weighted Average Fair Value Per Share	Aggregate Intrinsic Value
Restricted at, December 31, 2018	400,778	$4.26	$1,706
Shares granted	459
Vested and converted to unrestricted shares	(230,897)
Forfeited shares	(14,218)
Restricted at, December 31, 2019	156,122	$5.00	$706

We have issued restricted stock options in the year ended 2017 only. These options generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future options with different terms. We issued no stock options for the years ended December 31, 2019 and 2018. There were 2,219 and 5,000 stock options forfeited, respectively, for the years ended December 31, 2019 and 2018. During the periods ending December 31, 2019 and 2018, respectively, 3,250 and 5,659 stock options vested.

The Company recognized approximately $5,000 and $5,000 of stock-based compensation expense related to restricted stock options during the years ending December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, respectively, total unrecognized compensation cost was approximately $11,000 and $50,000, and these costs are expected to be recognized over the next year.

The restricted stock units issued through December 31, 2019 and 2018 generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The restricted stock units are also subject to performance based vesting, and shall only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering. We issued 1,224,900 and 981,000 restricted stock units for the years ended December 31, 2019 and 2018, respectively. There were 44,687 and 4,000 restricted stock units forfeited for the years ended December 31, 2019 and 2018, respectively. During the periods ending December 31, 2019 and 2018, respectively, there were 397,923 and 0 restricted stock units that vested.

F-21

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from restricted stock units due to the full valuation allowance during 2019 and 2018.

Employee Retirement Plan

The Company maintains an employer-sponsored employee retirement plan that covers all of our employees. Participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. The Company makes matching contributions equal to 100% of an eligible employee’s elective deferral up to 3% of that employee’s compensation. During the years ended December 31, 2019 and 2018, respectively, the Company made matching contributions of approximately $270,000 and $174,000.

12. Income Tax

For the years ended December 31, 2019 and 2018, the Company did not record a provision for income taxes related to pre-tax net loss due to the Company’s net deferred tax assets that were subject to, and offset by, a valuation allowance.

The Company’s effective tax rate for both 2019 and 2018 was 0% as a result of our valuation allowance in both years, which fully offsets net deferred tax assets.

The following table presents the significant components of the Company’s deferred tax assets and liabilities (in thousands):

	December 31,	December 31,
	2019	2018
Deferred tax assets:
Net operating loss carryforwards	$14,584	$9,743
Formation costs	215	215
Stock-based compensation	961	721
Deferred compensation	67	66
Interest expense	520	415
Deferred rent	161	11
Other deferred tax assets	15	43
Gross deferred tax assets	16,523	11,214
Valuation allowance	(14,731)	(10,069)
Deferred tax assets, net of valuation allowance	1,792	1,145
		-
Deferred tax liabilities:		-
Internal-use software	(1,666)	(1,054)
Prepaid expenses	(120)	(91)
Other deferred tax liabilities	(6)	-)
Gross deferred tax liabilities	(1,792)	(1,145)
Net deferred tax assets:	$-	$-

Management assesses all available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2019, a valuation allowance of $14.7 million has been recorded to recognize only deferred tax assets that are more likely than not to be realized.

At December 31, 2019, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $52 million, to offset future taxable income. The Company’s federal and state net operating loss carryforwards will begin expiring in 2034.

As of December 31, 2019, the Company did not record any cumulative unrecognized tax benefits on its consolidated balance sheets.

F-22

The Company identifies the U.S. and District of Columbia as its major tax jurisdictions. As of December 31, 2019, the Company’s tax returns for 2015, 2016, and 2017 remain open to examination by the Internal Revenue Service.

13. Stockholders’ Equity

Preferred Stock

The outstanding shares of Series A convertible preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. All such events require approval of the Board; however, in such events, all holders of equal or more subordinate equity instruments would also be entitled to receive the same form of consideration after any liquidation preferences. Therefore, based on the guidance of ASC 480-10-S99 – Distinguishing Liabilities from Equity, the non-redeemable convertible preferred stock has been classified within stockholders’ equity on the consolidated balance sheet. The significant terms of outstanding Series A are as follows:

Conversion – Each share of Series A is convertible, at the option of the holder, initially, into one share of Class A common stock (subject to adjustments for events of dilution). Each share of convertible preferred stock will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35 million (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contains certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference – Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment shall be made to the holders of any common stock, the holders of convertible preferred stock shall be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of convertible preferred stock of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution shall be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the convertible preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

Dividends – If and when declared by the Board, the holders of Series A and common stock, on a pari passu basis, will be entitled to receive dividends. As of December 31, 2018 and 2017 we have not declared any dividends on preferred stock or common stock.

Voting rights – Generally, preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A stockholders are entitled to elect one member of the Board. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board. The remaining two members are elected by the preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a dual-class common stock structure, pursuant to which each share of Class A common stock will have one vote per share and each share of Class F common stock will have ten votes per share.

Common Stock

Class A Common Stock

As of December 31, 2019, there were 2,886,900 shares issued and 2,454,706 shares outstanding. As of December 31, 2018, there were 2,886,900 shares issued and 2,468,465 shares outstanding. Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders.

Class F Common Stock

In April of 2014, the Company issued 10 million shares of Class F Common Stock to Daniel Miller and to Benjamin Miller, with a par value of $0.0001 per share. Each share of the Class F Common Stock is entitled to ten (10) votes per share. As of December 31, 2019 and 2018, respectively, there were 10 million shares of Class F Common Stock issued and outstanding.

F-23

Class M Common Stock

On July 5, 2016, the Company issued 18 million shares of Class M Common Stock, at $0.0001 per share, to certain executive officers of the Company (excluding Benjamin Miller, who did not participate) for aggregate cash consideration of $1,800. Each share of the Class M Common Stock is entitled to nine votes per share. The shares are callable by the Company at any time, including upon a vote of a majority of the outstanding Series A converted preferred stockholders. On December 10, 2016, the Company exercised its right to redeem all 18 million outstanding shares of Class M Common Stock for an aggregate cash consideration of $1,800 upon unanimous consent by the Board of Directors. As of December 31, 2019, there were 18 million shares of Class M Common Stock authorized but unissued.

Class B Common Stock

On January 19, 2017, the Board of Directors of the Company increased the number of total number of authorized shares of Common Stock to 96,000,000, and created a new class of Common Stock, to be designated as Class B Common Stock, consisting of 2,000,000 authorized shares. The Board of Directors subsequently increased the amount of authorized shares by an additional 1,000,000 shares (February 15, 2017), by an additional 2,000,000 shares (July 28, 2017), and by an additional 5,000,000 shares (August 22, 2018). As of December 31, 2019, 10,000,000 shares have been authorized as Class B Common Stock.

In January 2020, the Board of Directors authorized an additional 10,000,000 shares of Class B Common Stock.

Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders. Class B Common Stock has a par value of $0.0001 per share.

Investors’ Rights Agreement

We entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights.

Right of First Refusal and Co-Sale Agreement

We entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

Voting Agreement

We entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

14. Non-Controlling Interests in Consolidated Entities

The non-controlling interests (“NCI”) balance as of December 31, 2019 is detailed below (in thousands):

		Acquisition or			Non-controlling	Net Income
	Member’s equity	(disposal)		Adjustment due	interests	(loss) attributable
	of NCI as of	of Member’s	Net income	to	balance as of	to Rise
Entities consolidated through	December 31,	equity of	(loss) from	Deconsolidation	December 31,	Companies from
variable interests	2018	NCI (1)	NCI	(2)	2019	NCI
Fundrise LP	$11,100	$(239)	$144	(1,077)	$9,928	$3
Sponsored Programs - Deconsolidated	437,866	33,236	2,374	(473,476)	-	-
Total	$448,966	$32,997	$2,518	(474,553)	$9,928	$3

(1)	Total contributed equity to consolidated entities during the year ended December 31, 2019, less any amortized offering costs, share redemptions, or distributions.

(2)	Please refer to See Note 2, Summary of Significant Accounting Policies – Reconsideration Event for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

F-24

The non-controlling interests (“NCI”) balance as of December 31, 2018 is detailed below (in thousands):

Entities consolidatd through variable interests	Member’s equity of NCI as of December 31, 2017	Acquisition or (disposal) of Member’s equity of NCI (1)	Related party interest eliminations (2)	Net income (loss) from NCI	Non- controlling interests balance as of December 31, 2018	Net Income (loss) attributable to Rise Companies from NCI
Fundrise LP	$10,992	$(42)	$-	$150	$11,100	$3
Sponsored Programs	220,197	210,445	(6,646)	13,870	437,866	1
Total	$231,189	$210,403	$(6,646)	$14,020	$448,966	$4

(1)	Total contributed equity to consolidated entities during the year ended December 31, 2018, less any amortized offering costs, share redemptions, or distributions.

(2)	Elimination of interests acquired by and any distributions paid to by the Company or Fundrise LP during the year ended December 31, 2018 in the non-controlling entities.

15. Related Party Transactions

Investments in Notes Program and Sponsored Programs by Company’s Executives

Several of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform and have purchased notes and shares of sponsored programs and received related redemptions. All Notes and Sponsored Program investments and redemptions were made in the ordinary course of business and were transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Benjamin Miller, Daniel Miller, Herbert Miller (Messrs. Millers’ father), Haniel Lynn, and Joe Chen, the latter two members of the Board of Directors, have each invested in the Notes program, and Ben Miller has invested in the Sponsored Programs. In aggregate, the total investment outstanding of these related parties as of December 31, 2019 and 2018, respectively, is approximately $108,000 and $107,000.

In all cases, these investments and any applicable transactions subsequent to investment were conducted under the same terms as any other investor on the Fundrise Platform and the parties received no special benefits not shared on a pro-rata basis by any Notes holder or investor in Sponsored Programs.

Promissory Grid Note with Fundrise LP

On October 31, 2017, the Company entered into a second amended and restated promissory grid note (the “Second Amended and Restated Promissory Grid Note”), as borrower, with Fundrise LP, as the lender, with a revolving line of credit in the aggregate principal amount of $10.0 million, expiring on January 31, 2019. The Second Amended and Restated Promissory Grid Note replaces the earlier Amended and Restated Promissory Grid Note by and between Fundrise LP and the Company, dated as of March 7, 2017. Interest incurred and principal outstanding on the Promissory Grid Note are considered intercompany transactions and thus eliminated upon consolidation.

F-25

Series A Preferred Stock Financing

The following table summarizes the Series A stock purchased by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member.

	Shares of	Total
	Series A	Purchase
	Stock	Price
WestMill Capital Partners, LLC(1)	368,679	$806,365
Benjamin Miller	249,557	545,825
Daniel Miller	249,557	545,825
Herbert Miller, Patrice Miller, David Miller, Caroline Miller(2)	374,757	448,932

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2)	Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A stock purchased by David Miller and 66,883 shares of Series A stock purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

16. Commitments and Contingencies

Operating Leases

On September 2, 2016, the Company entered into a four-year lease, expiring November 30, 2020, for office space in Washington, DC (1601 Connecticut Ave NW, 3rd Floor).

On January 8, 2019, the Company entered into a ten-year lease, expiring on August 31, 2030, for new office space (located at 11 DuPont Circle NW) to accommodate the Company’s growing workforce. The Company moved to this location in June 2019.

The Company also maintains one satellite office in Los Angeles, CA contracted on a month-to-month basis.

 Facilities rental expense for the years ended December 31, 2019 and 2018 was approximately $830,000 and $190,000, respectively. As part of these lease agreements, we currently have pledged approximately $363,000 as security deposits.

Our future minimum lease payments are as follows (in thousands):

Year-Ended	Future Minimum Lease Payments
2020	$528
2021	959
2022	983
2023	1,008
2024	1,033
Thereafter	6,361
Total	$10,872

Liquidation Support Agreement – Fundrise Equity REIT, LLC

To mitigate the effect of Fundrise Equity REIT, LLC’s lack of assets, revenue, and operating history, Fundrise Advisors has agreed to make a payment to the eREIT of up to $500,000 if the distributions paid upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. This is a contingent liability and is not accrued for at December 31, 2019 and 2018. The following table details the amount of payment at varying levels of return (in thousands):

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500
17.1% to 18.0%	400
18.1% to 19.0%	300
19.1% to 19.9%	200
20.0% or greater	0

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Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

17. Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in these consolidated financial statements through April 29, 2020, which was the date the consolidated financial statements were available to be issued.

Authorization of Additional Class B Common Shares

In January 2020, the Board of Directors authorized an additional 10,000,000 shares of Class B Common Stock. As of January 20, 2020, we have sold an aggregate of 9,237,653 Class B common shares for approximately $59.7 million.

Coronavirus Impact

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential negative impact on investment returns, origination and acquisition fees, asset management fees, and advisory fees. The Company is unable to quantify the impact COVID-19 may have on its financial results at this time.

Paycheck Protection Program Loan

In April 2020, we applied for and received approximately $2.8 million in a loan funding from the Paycheck Protection Program (“PPP”) established pursuant to the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and administered by the U.S. Small Business Administration (“SBA”). The unsecured loan (the “PPP Loan”) is evidenced by a promissory note of the Company dated April 20, 2020 (the “Note”) in the principal amount of approximately $2.8 million with Citizens Bank, N.A. (the “Bank”), the lender. The PPP Loan has a fixed interest rate of 1%, a maturity date of two years from the date of issuance, and no payments due for the first six months. Additionally, there are no prepayment penalties. Pursuant to the terms of the PPP Loan, we may apply for forgiveness of the amount due on the PPP Loan in an amount equal to the sum of the following costs incurred by us during the eight-week period, beginning on the date of first disbursement of the PPP Loan: payroll costs, any payment of interest on a covered mortgage obligation, any payment on a covered rent obligation, and any covered utility payment. The amount of forgiveness of the PPP Loan will be calculated in accordance with the requirements of the PPP, including the provisions of Section 1106 of the CARES Act, although no more than 25% of the amount forgiven can be attributable to non-payroll costs. We intend to use all proceeds from the PPP Loan for such qualifying expenses and we therefore expect to apply for forgiveness of the entire PPP Loan amount.

Notice of Default Issued

In April 2020, our Notes Program issued one of its real estate debt investments a notice of maturity default for failing to pay two special member preferred return payments. The outstanding principal and accrued interest balance of the real estate debt investment in default cumulatively totaled approximately $8.3 million, which is secured by the underlying property of the real estate debt investment.

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